United States
Securities and Exchange Commission
Washington, D.C. 20549
Schedule 13G
(Rule 13d-102)

Information to be Included in Statements Filed Pursuant
to § 240.13d-1(b), (c) and (d) and Amendments Thereto Filed
Pursuant to § 240.13d-2

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)*

Lemonade, Inc.
(Name of Issuer)

Common Stock, par value $0.00001
(Title of Class of Securities)
52567D107
(CUSIP Number)
December 31, 2022
(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
[     ]    Rule 13d-1(b)
[     ]    Rule 13d-1(c)
[ X ]    Rule 13d-1(d)
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 52567D107	Schedule 13G	Page 1 of 5

1	Names of Reporting Persons Daniel A. Schreiber
2	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ ]
3	SEC Use Only
4	Citizenship or Place of Organization Israel
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 112,500
	6	Shared Voting Power 13,633,543
	7	Sole Dispositive Power 112,500
	8	Shared Dispositive Power 13,633,543
9	Aggregate Amount Beneficially Owned by Each Reporting Person 13,746,043
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 19.9%
12	Type of Reporting Person IN

CUSIP No. 52567D107	Schedule 13G	Page 2 of 5

ITEM 1. (a)    Name of Issuer:
Lemonade, Inc. (the “Issuer”).
(b)Address of Issuer’s Principal Executive Offices:

5 Crosby Street, 3rd Floor, New York, NY 10013.
ITEM 2.(a)    Name of Person Filing:
This statement is filed on behalf of Daniel A. Schreiber (the “Reporting Person”).
(b)Address or Principal Business Office:
The principal business address of the Reporting Person is c/o Lemonade, Inc., 5 Crosby Street, 3rd Floor, New York, NY 10013.
(c)Citizenship:

The Reporting Person is a citizen of Israel.

(d)Title of Class of Securities:

Common stock, par value $0.00001 per share (“Common Stock”).
(e)CUSIP Number:
52567D107
ITEM 3.
    Not applicable.
ITEM 4.Ownership.

(a-c)

The ownership information presented below represents beneficial ownership of the shares of Common Stock as of December 31, 2022, based upon 69,163,813 shares of Common Stock outstanding as of November 8, 2022, as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 9, 2022.

CUSIP No. 52567D107	Schedule 13G	Page 3 of 5

(a) Amount beneficially owned:

The Reporting Person may be deemed to beneficially own 13,746,043 shares of Common Stock, including: (i) 50,000 shares of Common Stock held of record by the Reporting Person, (ii) 1,650,159 shares of Common Stock held of record by Dan and Dan Ltd. (“Dan”), (iii) 11,983,384 shares of Common Stock held of record by SoftBank Group Capital Limited (“SoftBank”), and (iv) 62,500 shares of Common Stock underlying stock options that are exercisable on or prior to March 1, 2023.

The Reporting Person is the Chief Executive Officer of Dan and exercises voting and dispositive control over the shares of Common Stock held by Dan. In addition, the Reporting Person is one of three members of a joint investment committee, which must act by unanimous consent and has sole voting and dispositive power over the shares of Common Stock held by SoftBank. As a result, the Reporting Person may be deemed to share beneficial ownership of the shares of Common Stock held by each of Dan and SoftBank. The Reporting Person disclaims any such beneficial ownership.
(b) Percent of class: 19.9%
(c) Number of shares as to which the person has:
(i)Sole power to vote or to direct the vote: 112,500
(ii)Shared power to vote or direct the vote: 13,633,543
(iii)Sole power to dispose or to direct the disposition of: 112,500
(iv)Shared power to dispose or to direct the disposition of: 13,633,543
ITEM 5.Ownership of Five Percent or Less of a Class.
    Not applicable.
ITEM 6.Ownership of More than Five Percent on Behalf of Another Person.
    Not applicable.
ITEM 7.Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
    Not applicable.
ITEM 8.Identification and Classification of Members of the Group.
    Not applicable.

CUSIP No. 52567D107	Schedule 13G	Page 4 of 5

ITEM 9.Notice of Dissolution of Group.
    Not applicable.
ITEM 10. Certification.
Not applicable.

CUSIP No. 52567D107	Schedule 13G	Page 5 of 5

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2023

Daniel A. Schreiber

/s/ Daniel A. Schreiber